SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.
sknopf@sidley.com (212) 839-5334	FOUNDED 1866

September 14, 2009

By Edgar and Courier

Chanda DeLong, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Daimler Retail Receivables LLC - Form S-3 no. 333-159281

Dear Ms. DeLong:

On behalf of the registrant, Daimler Retail Receivables LLC, we transmit for filing under the Securities Act of 1933, Amendment No. 3 to the registration statement on Form S-3, no. 333-159281.  For your convenience, courtesy copies of the amendment are being provided to you, including a copy that is marked to show changes against Amendment No. 2 to the registration statement.

In addition, we are  providing a courtesy copy of the form of Sale and Servicing Agreement filed as Exhibit 10.1 to the registration statement.  We stated in our response to Comment 6 of your initial comment letter on the registration statement, that when we file the form of sale and servicing agreement we would indicate to you the provisions that have been inserted to comply with Regulation AB.  Those provisions are located in (1) Section 3.11 which sets forth the requirement for the annual servicer compliance statement as required under Item 1123 of Regulation AB, 2) Section 3.12 which requires delivery by the Servicer of the annual accountants’ attestation and report on assessment of compliance with applicable servicing criteria as required under Item 1122 of Regulation AB and 3) Section 9.05 which requires the delivery by the Indenture Trustee, to the extent it is participating in the servicing function, of its accountants’ attestation and report on assessment of compliance with applicable servicing criteria under Item 1122.  In addition, Sections 9.02, 9.03 and 9.04 require the parties to deliver information to the depositor as is necessary to enable it to report items requiring disclosure under Forms 10-D, 8-K and 10-K as required under the Exchange Act.

Chanda DeLong, Esq.
September 14, 2009

Under separate cover, the registrant has submitted an acceleration request for this registration statement.

Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter. Thank you again for your time and attention.

Sincerely,

/s/ Siegfried Knopf
Siegfried Knopf

cc:	Marco G. DeSanto - Daimler Retail Receivables LLC